UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Fortegra Financial Corporation

File No. 333-169550 - CF#26012

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Fortegra Financial Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to Amendment No. 2 to a Form S-1 registration statement filed on November 16, 2010.

Based on representations by Fortegra Financial Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.37	through November 17, 2013
Exhibit 10.38	through November 17, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Branch Chief